UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

IDAHO NORTH RESOURCES CORP.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

451358105
(CUSIP Number)

March 13, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451358105

1	NAMES OF REPORTING PERSONS: Coeur Mining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 451358105

1	NAMES OF REPORTING PERSONS: Coeur Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Idaho North Resources Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2555 West Palais Drive
Coeur d’Alene, ID   83815

Item 2(a).	Name of Persons Filing:

Coeur Mining, Inc.
Coeur Capital, Inc.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The address for each of Coeur Mining, Inc. and Coeur Capital, Inc. is as follows::

104 S. Michigan Ave., Suite 900
Chicago, Illinois 60603

Item 2(c).	Citizenship:

Coeur Mining, Inc. - Delaware
Coeur Capital, Inc. - Delaware

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:
451358105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:                    2,000,000 shares (1)
(b) Percent of class:                        19.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:            -0-
(ii) Shared power to vote or to direct the vote:            2,000,000 shares (1)
(iii) Sole power to dispose or to direct the disposition of:    -0-
(iv) Shared power to dispose or to direct the disposition of:    2,000,000 shares (1)

______________________

(1) Represents (i) 1,333,333 shares of the issuer’s common stock owned by Coeur Capital, Inc. and (ii) warrants to purchase 666,667 shares of the issuer’s common stock owned by Coeur Capital, Inc., which are immediately vested and exercisable. Coeur Capital, Inc. is a wholly-owned subsidiary of Coeur Mining, Inc.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on

By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2014

COEUR MINING, INC.

By: /s/ Peter C. Mitchell
Name: Peter C. Mitchell
Title: Senior Vice President and Chief Financial Officer

COEUR CAPITAL, INC.

By: /s/ Peter C. Mitchell
Name: Peter C. Mitchell
Title: Vice President